UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-15160

BROOKFIELD ASSET MANAGEMENT INC.

(Translation of registrant’s name into English)

Brookfield Place

Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario, Canada M5J 2T3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit 99.2 of this Form 6-K is incorporated by reference into the registration statements of Brookfield Asset Management Inc. on Form F-3 (File Nos. 333-182656 and 333-255310), Form F-4 (File No. 333-255512) and on Form S-8 (File Nos. 333-233871, 333-214948, 333-204848 and 333-178260) and the registration statements of Brookfield Asset Management Inc., Brookfield Finance Inc. and Brookfield Finance II Inc. on Form F-10 (File Nos. 333-249132, 333-249132-01 and 333-249132-02) and Brookfield Finance LLC, Brookfield Finance (Australia) Pty Ltd, Brookfield Finance II LLC and Brookfield Finance I (UK) PLC on Form F-3 (File Nos. 333-249134, 333-249134-01, 333-249134-02 and 333-249134-03).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT INC.

Date: May 9, 2022	By:	/s/ Justin B. Beber
		Name:	Justin B. Beber
		Title:	Chief Legal Officer

EXHIBIT LIST

Exhibit	Description

99.1	Proxy Class A Limited Voted Shares

99.2	Notice of Annual Meeting of Shareholders and Management Information Circular